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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 20)*

                             The Box Worldwide, Inc.
                      (f/k/a/ Video Jukebox Network, Inc.)
                      ------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   92656G 10 8
                                 (CUSIP Number)

                              Thomas K. Pasch, Esq.
                         Saul, Ewing, Remick & Saul LLP
                               Centre Square West
                         1500 Market Street, 38th Floor
                           Philadelphia, PA 19102-2186
                                 (215) 972-7188
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 10, 1997
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 92656G 10 8                                          Page 2 of 8 pages

         This Amendment No. 20 ("Amendment") to the Statement on Schedule 13D dated July 28, 1993 (the "July 1993 Statement"), as amended by Amendment No. 1 thereto dated August 9, 1993 ("Amendment No. 1"), as amended by Amendment No. 2 thereto dated September 14, 1993 ("Amendment No. 2"), as amended by Amendment No. 3 thereto dated December 21, 1993 ("Amendment No. 3"), as amended by Amendment No. 4 thereto dated January 12, 1994 ("Amendment No. 4"), as amended by Amendment No. 5 thereto dated February 10, 1994 ("Amendment No. 5"), as amended by Amendment No. 6 thereto dated February 23, 1994 ("Amendment No. 6"), as amended by Amendment No. 7 thereto dated March 9, 1994 ("Amendment No. 7"), as amended by Amendment No. 8 thereto dated May 9, 1994 ("Amendment No. 8"), as amended by Amendment No. 9 thereto dated July 11, 1994 ("Amendment No. 9"), as amended by Amendment No. 10 thereto dated July 28, 1994 ("Amendment No. 10"), as amended by Amendment No. 11 thereto dated August 9, 1994 ("Amendment No. 11"), as amended by Amendment No. 12 thereto dated January 12, 1995 ("Amendment No. 12"), as amended by Amendment No. 13 thereto dated September 22, 1995 ("Amendment No. 13"), as amended by Amendment No. 14 thereto dated May 22, 1996 ("Amendment No. 14"), as amended by Amendment No. 15 thereto dated June 11, 1996 ("Amendment No. 15"), as amended by Amendment No. 16 thereto dated July 9, 1996 ("Amendment No. 16"), as amended by Amendment No. 17 thereto dated July 21, 1997 ("Amendment No. 17"), as amended by Amendment No. 18 thereto dated August 12, 1997 ("Amendment No. 18") and as amended by Amendment No. 19 thereto dated November 7, 1997 ("Amendment No. 19") ( (the July 1993 Statement as amended by Amendment Nos. 1 through 19 is referred to as the "Original Statement"), is jointly filed by the persons listed on the execution pages hereof (the "Reporting Persons") pursuant to the Joint Filing Agreement filed as Exhibit 5 to Amendment No. 1 and Amendment No. 1 to the Joint Filing Agreement, dated November 7, 1997, filed as Exhibit 99.19.2. Except as amended hereby, the contents of the Original Statement, including its exhibits, are incorporated herein by reference. Any capitalized term not defined herein has the meaning given to it in the Original Statement.

         This Amendment relates to the common stock, par value $.001 per share (the "Common Stock") of The Box Worldwide, Inc. (formerly known as Video Jukebox Network, Inc.), a Florida corporation (the "Company"), and is filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Act").

         This Amendment is filed to disclose the execution of a Contingent Dissolution Agreement, dated December 10, 1997 (the "Agreement"), between the CEA Investors Partnership II, Ltd. ("CEA") and StarNet Interactive Entertainment, Inc. ("StarNet Int"). CEA and StarNet Int have entered into the Agreement to provide for the dissolution of the Joint Venture and the distribution of the Joint Venture's assets to the joint venture partners upon the completion of the proposed merger between the Company and TCI Music, Inc.

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CUSIP No. 92656G 10 8                                          Page 3 of 8 pages

         Except as specifically modified, amended or supplemented by this Amendment, all of the information in the Original Statement is hereby confirmed.

Item 4 of the Original Statement is amended and restated in its entirety as follows:

Item 4. Purpose of Transaction

         The principal purposes for which the Joint Venture was formed, as described in the Original Statement, will have been accomplished if the proposed merger of the Company with and into TCI Music, Inc. is approved by the shareholders of the Company and the merger is completed. As a result, the Reporting Persons have agreed that the Joint Venture should be dissolved and the shares of the Company's common stock held by the Joint Venture should be distributed to CEA and StarNet Int, the joint venture partners, immediately prior to the completion of the merger. CEA and StarNet Int have executed a Contingent Dissolution Agreement, dated December 10, 1997. See Item 6, below. The Joint Venture and the Reporting Persons have agreed with TCI Music to vote in favor of the proposed merger with TCI Music. See Exhibit 99.18.1.

         If the merger is not completed, however, the Joint Venture will continue, the Joint Venture and the Reporting Persons (through the Joint Venture) will continue to control a majority of the outstanding common stock of the Company and will control the Board of Directors of the Company. In such circumstance, the plans and objectives of the Reporting Persons will be to take actions for the purpose of maximizing shareholder value, which actions may include, without limitation, the sale of the Company or all or part of its assets and the reorganization, recapitalization or other restructuring of the Company for the purpose of making the Company an attractive acquisition target.

Item 6 of the Original Statement is amended and supplemented as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         In anticipation of the vote to be held at the meeting of the stockholders of the Company to approve the merger of the Company with and into TCI Music, Inc., StarNet Int and CEA have entered into a Contingent Dissolution Agreement, dated December 10, 1997 ("Agreement") (a copy of the Agreement is filed with this Amendment No. 20 as Exhibit 99.20.1). The purpose of the Agreement is to provide for the dissolution and liquidation of the Joint Venture immediately prior to the completion of the merger between the Company and TCI Music. If the merger is completed, the shares of the Company's common stock held by the Joint Venture will be distributed to each of CEA and StarNet Int and each will hold directly 4,506,922.5 shares of the Company's common stock. If the merger is not completed, the Joint Venture will continue and its assets will not be distributed to CEA and StarNet Int.


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CUSIP No. 92656G 10 8                                          Page 4 of 8 pages

Item 7 of the Original Statement is amended and supplemented as follows:

Item 7.  Material to be filed as Exhibits

Exhibit 99.20.1 Contingent Dissolution Agreement, dated December 10, 1997, between the CEA Investors Partnership II, Ltd. and StarNet Interactive Entertainment, Inc.







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CUSIP No. 92656G 10 8                                          Page 5 of 8 pages


                                 SCHEDULE 13D-A


                                   SIGNATURES

      The undersigned, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this statement is true, complete, and correct.


LENFEST COMMUNICATIONS, INC.,            STARNET, INC., a Delaware corporation
a Delaware corporation


By: /s/ H.F. Lenfest
    ----------------------------
Name:  H.F. Lenfest                      By:  /s/ H.F. Lenfest
                                              --------------------------------
As:   President                          Name:  H.F. Lenfest
                                         As:  President
Dated:  December 15, 1997
                                         Dated: December 15, 1997

H. F. Lenfest
                                         STARNET INTERACTIVE
                                         ENTERTAINMENT, INC., a Delaware
                                         corporation

/s/ H.F. Lenfest
    ----------------------------
Name:  H. F. Lenfest
Dated: December 15, 1997                 By:   /s/ H.F. Lenfest
                                              --------------------------------
                                         Name:  H.F. Lenfest
                                         As:  President
SUBURBAN CABLE TV CO. INC.
                                         Dated: December 15, 1997


By: /s/ H.F. Lenfest
    ----------------------------
Name:  H.F. Lenfest
As:   President

Dated: December 15, 1997






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CUSIP No. 92656G 10 8                                          Page 6 of 8 pages



                                  EXHIBIT INDEX


Exhibit No.                Description of Document
-----------                -----------------------

Exhibit 99.20.1 Contingent Dissolution Agreement, dated December 10, 1997, between the CEA Investors Partnership II, Ltd. and StarNet Interactive Entertainment, Inc.